Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

RECEIVED
2004 OCT 28 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.: 82-34801

04045796

SUPPL

011-81-3-6229-6014
howardcheng@paulhastings.com

October 26, 2004

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

11/1

TKO/73210.1

File No.: 82-34801

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE SEPTEMBER 21, 2004

JAPANESE LANGUAGE DOCUMENTS

1. Interim Report for the First Half: Six months ended September 30, 2004 (Exhibit 1) (English translation attached).

2. Quarterly Report for the 2nd Quarter: three months ended September 30, 2004 (Exhibit 2) (English translation attached).

3. Fact Book 2005 – Consolidated – 2nd Quarter & Interim: Three months & Six months ended September 30, 2004 (Exhibit 3) (English translation attached).

File No.:82-34801

October 20, 2004

HOYA

INTERIM REPORT

for the First Half : Six months ended September 30, 2004

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Contents

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used here are unaudited exept that of the year ended March 31, 2004.
3.This statements are excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

Interim Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the six months ended September 30, 2004 and 2003 (unit:Millions of Yen)

(Figures less than a million yen are omitted.)

	Six months ended September 30,			Year ended March 31,
(1)Results of Operations	2004	2003	variance(%)	2004
Net sales	153,447	131,699	(16.5)	271,443
Operating income	44,128	30,936	(42.6)	68,166
Ordinary income	46,771	30,395	(53.9)	66,554
Net income	32,894	18,924	(73.8)	39,548
Net income per share(Yen)	298.95	166.21		350.96
Net income / shareholders' equity	14.0%	8.8%		17.8%
Ordinary income / total assets	15.3%	11.3%		23.6%
Ordinary income / net sales	30.5%	23.1%		24.5%

Note : No changes have been made in accounting policy.

	As of Sep. 30,	As of Mar. 31,	As of Sep. 30,
(2)Financial Position	2004	2004	2003
Total assets	319,944	289,887	265,734
Shareholders' equity	250,696	218,978	205,213
Shareholders' equity ratio	78.4%	75.5%	77.2%
Shareholders' equity per share (Yen)	2,252.35	1,967.60	1,845.23

	Six months ended September 30,		Year ended March 31,
(3)Conditions of Cash Flows	2004	2003	2004
Net cash provided by operating activities	35,613	37,530	78,743
Net cash used in investing activities	-18,192	-13,155	-28,338
Net cash provided (used in) financing activities	-5,639	-35,817	-42,853
Cash and cash equivalents, end of period	94,660	62,895	80,425

Ref:Performance of HOYA CORPORATION (non-consolidated)

	Millions of Yen			
	Six months ended September 30,			Year ended March 31,
	2004	2003	variance(%)	2004
Net sales	110,217	88,753	(24.2%)	183,771
Operating income	18,887	14,477	(30.5%)	28,341
Ordinary income	27,098	18,136	(49.4%)	33,610
Net income	17,439	10,571	(65.0%)	15,558
Net income per share(Yen)	158.49	92.85		138.24
Total assets	218,005	195,660		209,673
Shareholders' equity	155,831	141,042		143,617

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

(1) Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 56 consolidated subsidiaries (6 in Japan and 50 overseas) and five affiliates (5 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the five affiliates, one (1in Japan) is accounted for using the equity method (as of September 30, 2004).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional holding companies in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to HOYA HOLDINGS, N.V. so that the headquarters control global financial matters.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Holding company)
North America
(Holding company)
Europe
(Holding company &
Financial Headquarters)
Legal and Financial Support

Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Laser equipments for industrial, dental, and medical purposes Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart (as of September 30, 2004)


ELECTRO-OPTICS Segment
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division, etc.
EYECARE Segment
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE COR.
(Affiliate)
TWO COINS CORP.
Service
Products,
Semi-finished
products,
Materials
Products,
Semi-finished
products,
Processing
Products,
Semi-finished
products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
RADIANT IMAGES, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA CRYSTAL, INC.
Vision Care North America Branches
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTORONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO., LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR-TECHNOLOGIES CO., LTD.
HOYA PHOTONICS CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
Italic : affiliates accounted for by the equity method
Products
Products
Products
Products
Products
Service
CUSTOMERS

(2) Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management
"Maximization of Corporate Value"

1. SVA Management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize shareholder value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Corporate Governance (Outside board members)

We believe a business should be run so as to maximize its shareholder value. At HOYA, in order for the board of directors - as representatives of the shareholders' interests - to be fully functional, outside directors have long been invited to participate therein to provide oversight and advice. As of June 2003, the number of outside directors has been increased to five, comprising a majority of the board.

Simultaneously in June 2003, in order to separate the monitoring of management from the execution of business operations, the Company has shifted to a committee establishing company. All the three committees, being the Nomination, Remuneration and Audit Committees, are composed solely of outside directors so as to strengthen the Company's monitoring function under their fair judgment.

3. Global Niche Strategy (Gain top-share in global market)

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

4. Harmonizing the Interests of Management, Employees and Shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

5. Global Group Management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

(3) Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Six months ended Sep. 30, 2004
Net sales	153,447
Operating income	44,128
Ordinary income	46,771
Net income	32,894
Net income per share(Yen)	298.95

During the term under review, the trend toward economic recovery centered in manufacturing industries was clearly evident, continuing on the robust conditions of the previous year when the business climate improved sparked by brisk sales of digital home appliances. In the domestic market, personal consumption also reflected positive prospects spurred on by favorable sales of digital home appliances due to record-breaking hot weather and the Athens Olympics.

In the currency market during the term under review, the US dollar, euro and Thai baht depreciated by 6.3%, 0.3% and 4.9%, respectively, all against the yen on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products backed by favorable sales of digital home appliances. In the Vision Care division, though eyeglass lenses slowed in reaction to the good conditions of the previous year in the overseas market, the domestic market appeared to have hit the bottom after a prolonged slump. In the Health Care division, sales were firm in both contact lenses and intraocular lenses centered in high-function products. As a result, consolidated sales during the term under review increased 16.5% year-on-year to 153,447 million yen.

Semiannual Net Sales (Million Yen) and
Average Exchange Rate (Yen/US$& Euro)


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
138.83
115.93
107.15
122.03
121.99
134.03
133.67
110.32
107.93
117.41
104,238
97,052
98,921
102,189
115,695
121,107
118,358
116,907
123,013
123,280
131,699
139,744
153,447
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half
US dollar average exchange rate(First Half)
Euro average exchange rate(First Half)

Note: '2005' means the fiscal year ends on March 31, 2005. Therefore, 'First half of 2005' means the six months from April to September 2004 and 'Second Half' means the six months from October 2004 to March 2005.

Ratio of Net Sales by Business Segment - First Harf


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the term under review, orders expanded in the Electro-Optics sector for its high precision products, major plants remained in full production and revenues also increased. In spite of a drop in sales of eyeglass lenses overseas, sales of high value-added products in the Vision Care sector continued to expand. Revenues were increased as the result of the integration and transfer of processing operations overseas. In the Health Care sector, multifocal contact lenses, soft intraocular lenses and other high-function products continued to sell well, resulting in increased revenues. As a result, for the Group overall, operating income, ordinary income and net income for the term increased 42.6%, 53.9% and 73.8% respectively on a year-on-year basis. Together with net sales, all three represented record results for the term.

Net income per share for the term increased Yen 132.74 year-on-year to Yen 298.95.

Net interim dividends per share were Yen 60, an increase of Yen 10 against the same term in the previous year.

Interim Profits (Million Yen) - First Half


52,000
48,000
44,000
40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
18,644
17,541
9,181
16,449
16,946
9,590
21,871
23,113
13,691
22,847
22,697
13,660
26,549
25,027
14,845
30,936
30,395
18,924
44,128
46,771
32,894
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics

Semiannual Net Sales of Electro-Optics (Million Yen)


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half

In mask blanks for manufacturing semiconductors, HOYA received a firm volume of orders for phase shift mask blanks and other high-precision products in response to robust growth in the demand for high-precision products in the semiconductor market and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with progress in the development of next-generation semiconductors and favorable sales of the company's products centered in high-precision products, boosting sales on a year-on-year basis.

In LCD masks, LCD panel manufacturers launched operations of new next-generation commercial production lines and, though concerns of an oversupply situation began to spread in the market, vigorous orders continue to be received for the company's products without any decline in the move toward new product development by the manufacturers, resulting in increased sales year-on-year.

In glass disks for hard disk drives (HDDs), an expansion in applications to portable music players and other devises stimulated a favorable growth in demand. Furthermore, the sales of the Nippon Sheet Glass Co., Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included, resulting in a broad increase in sales on a year-on-year basis.

In optical products, sales of digital cameras and other digital products continued robust growth and sales of our molded aspheric lenses and other optical lenses fared well. Sales increased on a year-on-year basis.

Photonics

Semiannual Net Sales of Photonics (Million Yen)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present term, which brought a significant increase over the same term in the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter in the previous fiscal year.

2. Eye Care

Vision Care

Semiannual Net Sales of Vision Care (Million Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half

In the domestic eyeglass lens market, the prolonged stagnation seems to have bottomed out and a moderate recovery is becoming apparent. At HOYA, in spite of persistently intense price competition for products in the lower price range, sales grew in the upper price range through value-added enhancement of progressive lenses, coatings and other products. Overall, sales increased on a year-on-year basis

Overseas, sales in the Asia-Oceania region, where HOYA promoted the value-added enhancement of its products, remained solid. In the United States and Europe, HOYA strengthened its sales of high-value-added products. In Germany, Europe's largest market, however, sales declined in reaction to increased demand stimulated by the reform of the health insurance system during the previous fiscal year. The exchange rates had a further adverse effect during the term, resulting in a decline in aggregate sales in overseas markets on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole decreased on a year-on-year basis.

Health Care

Semiannual Net Sales of Health Care (Million Yen)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half

In terms of contact lenses, in the midst of intensified price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses during the term both in Japan and overseas.

3. Lifestyle Refinement

Crystal


Semiannual Net Sales of Crystal (Million Yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001
2002
2003
2004
2005
First Half
Second Half

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Sep.30, 2004
Total assets	319,944
Shareholders' equity	250,696
Shareholders' equity ratio	78.4%

At the end of the six months under review, total assets increased Yen 30,057 million as current assets increased Yen 20,518 million and fixed assets increased Yen 9,462 million from the end of the previous six months period. Shareholders' equity increased Yen 31,718 million due to a cancellation of treasury stock in spite of decrease of retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Six months ended Sep. 30, 2004
Net cash provided by operating activities	35,613
Net cash used in investing activities	-18,192
Net cash provided by (used in) financing activities	-5,639
Cash and cash equivalents, end of period	94,660

Cash flow from operating activities amounted to Yen 35,613 million, comprised Yen 44,621 million in income before income taxes and minority interests and Yen 10,123 in depreciation and amortization among others. Cash flow from investing activities amounted to Yen 18,192 million in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to Yen 17,421 million, and used Yen 5,563 million for payment of dividends. The term-end balance of cash and cash equivalents increased Yen 14,235 million from the end of the previous fiscal year.

(4) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2004	Mar.31,2004	Variance	Sep.30,2003
ASSETS				
Current assets	213,797	193,279	20,518	171,642
Cash and deposits	94,660	80,425	14,235	62,895
Notes and accounts receivable - trades	73,042	67,274	5,768	63,420
Inventories	35,307	32,877	2,430	33,360
Deferred tax assets	6,649	7,066	-417	5,517
Other current assets	5,591	6,982	-1,391	7,952
Allowance for doubtful receivables	-1,453	-1,347	-106	-1,504
Fixed asstes	105,907	96,445	9,462	93,589
Tangible fixed assets	85,515	78,318	7,197	76,866
Buildings and structures	24,172	22,855	1,317	22,766
Machinery and vehicles	36,848	33,076	3,772	33,788
Lands	9,333	9,218	115	9,284
Other tangible fixed assets	15,161	13,167	1,994	11,027
Intangible fixed assets	4,888	4,556	332	4,895
Investments and other assets	15,503	13,570	1,933	11,826
Investment securities	8,183	6,193	1,990	5,265
Deferred tax assets	2,859	3,012	-153	2,030
Other assets	4,901	4,853	48	6,071
Allowance for doubtful receivables	-441	-487	46	-1,540
Deferred charges	239	162	77	503
Total Assets	319,944	289,887	30,057	265,734
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	66,381	68,252	-1,871	57,501
Notes and accounts payable - trades	27,415	25,770	1,645	23,974
Short-term bank loans	150	486	-336	2,050
Income tax payable	11,885	14,398	-2,513	8,094
Accrued bonus to employees	3,835	3,722	113	3,746
Other current liabilities	23,094	23,874	-780	19,635
Long-term liabilities	2,039	1,934	105	1,947
Long-term bank loans	-	-	-	150
Other long-term liabilities	2,039	1,934	105	1,796
Total Liabilities	68,420	70,187	-1,767	59,449
Minority interest	827	721	106	1,070
Common stock	6,264	6,264	0	6,264
Capital surplus	15,898	15,898	0	15,898
Retained earnings	243,722	247,175	-3,453	232,147
Net unrealized gain (loss) on available-for-sale securities	23	-30	53	-3
Foreign currency translation adjustments	-6,714	-10,825	4,111	-9,154
Treasury stock-at cost	-8,498	-39,504	31,006	-39,938
Total Shareholders' Equity	250,696	218,978	31,718	205,213
Total	319,944	289,887	30,057	265,734

Notes:	Millions of Yen			
Accumulated depreciation	159,519	150,826		155,408
Guarantees of borrowings and lease obligations for customers	1,089	883		669
Number of shares of treasury stock (unit : stocks)	1,044,621	4,857,867		4,911,680

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Six months ended Sep.30,2004	Six months ended Sep.30,2003	Variance Value	Variance (%)	Year ended Mar.31,2004
Net sales	153,447	131,699	21,748	16.5	271,443
Cost of sales	77,839	70,367	7,472	10.6	142,683
Gross profit	75,607	61,331	14,276	23.3	128,760
Selling, general and administrative expenses	31,478	30,395	1,083	3.6	60,594
Operating income	44,128	30,936	13,192	42.6	68,166
Non-operating income	3,725	1,912	1,813	94.8	3,829
Interest income	429	303	126		553
Foreign exchange gains	732	-	732		-
Equity in earnings of associated companies	2,000	625	1,375		1,699
Others	563	982	-419		1,576
Non-operating expenses	1,083	2,453	-1,370	-55.8	5,441
Interest expense	62	128	-66		189
Sales discount	257	311	-54		638
Foreign exchange losses	-	1,468	-1,468		2,900
Others	763	546	217		1,714
Ordinary income	46,771	30,395	16,376	53.9	66,554
Extra-ordinary income	346	757	-411	-54.3	989
Gain on sales of property, plant and equipment	84	513	-429		522
Gain on sales of investment securities	-	59	-59		59
Others	262	184	78		406
Extra-ordinary losses	2,496	3,284	-788	-24.0	12,047
Maintenance of environment	1,101	-	1,101		-
Additional retirement benefits paid to employees	725	148	577		1,089
Loss on disposal of property, plant and equipment	362	1,029	-667		1,899
Loss on impairment of long-lived assets	57	-	57		2,040
Amortization of goodwill	-	-	-		3,300
Additional expense incurred to dissolve the contributory funded pension plan	-	879	-879		887
Loss on write-down of investment securities	-	228	-228		618
Others	249	998	-749		2,210
Income before income taxes and other items	44,621	27,868	16,753	60.1	55,496
Income taxes - Curent	10,982	9,215	1,767	19.2	18,573
Income taxes - Deferred	644	-294	938	-319.0	-2,774
Minority interests in net income	100	23	77	334.8	148
Net income	32,894	18,924	13,970	73.8	39,548
Net income per share(Yen)	298.95	166.21	132.74		350.96

Notes:

1. Influences of Exchange Currency ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2004 A	2004 B	influences
Net sales	153,447	154,713	-1,266
Operating income	44,128	44,974	-846
Ordinary income	46,771	47,683	-912
Net income	32,894	33,784	-890

2. Average rates of major foreign currencies

		Six months ended Sep.30,2004	Six months ended Sep.30,2003	Variance(%)	Year ended Mar.31,2004
US$	Yen	110.32	117.73	6.3%	112.76
Euro	Yen	133.67	134.03	0.3%	132.65
Thail Baht	Yen	2.69	2.83	4.9%	2.77

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

Items	Six months ended Sep. 30,2004	Six months ended Sep. 30,2003	Variance	Year ended Mar. 31, 2004
	Millions of Yen			
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	0	0	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	247,175	216,271	30,904	216,271
Adjustment of retained earnings	32,894	18,924	13,970	39,548
Net income	32,894	18,924	13,970	39,548
Appropriations	36,346	3,048	33,298	8,644
1. Cash dividends	5,563	2,879	2,684	8,439
2. Bonuses to directors	63	169	-106	169
3. Cancellation of treasury stock	30,702	-	30,702	-
4. Loss on deposit of treasury stock	18	-	18	35
Balance at the end of the period	243,722	232,147	11,575	247,175

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Six monthe ended Sep.30,		
	2004	2003	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	44,621	27,868	16,753
Adjustments for:			
Income taxes - paid	-13,714	-3,634	-10,080
Depreciation and amortization	10,123	9,663	460
Loss on impairment of long-lived assets	57	-	57
Provision for (reversal of) accrued bonuses to employees	113	211	-98
Reversal of accrued retirement benefits	-	-292	292
Provision for (Reversal of) reserve for periodic repairs	137	95	42
Equity in loss earnings of associated companies	-2,000	-625	-1,375
Foreign exchange loss	-254	773	-1,027
Bonus to directors	-63	-169	106
Devaluation losses on investment securities	-	228	-228
Gain on sales of property, plant and equipment and investment securities	-84	-573	489
Loss on disposal of property, plant and equipment and investment securities	362	1,029	-667
Other	249	215	34
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-5,037	-3,241	-1,796
(Increase) decrease in inventries	-1,792	-615	-1,177
(Increase) decrease in other current assets	1,289	2,433	-1,144
Increase (decrease) in notes and accounts payable	1,524	3,117	-1,593
Increase (Decrease) in other current liabilities	80	1,046	-966
Total adjustment			
Net cash provided by operating activities	35,613	37,530	-1,917
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-17,066	-10,386	-6,680
Proceeds from sales of property, plant and equipment	85	655	-570
Payment for purchases of investment securities	-10	-295	285
Proceeds from sales of investment securities	-	102	-102
Increase in investments and other assets	-1,395	-1,209	-186
Decrease in investments and other assets	165	385	-220
Payments for loans	-64	-2,407	2,343
Proceeds from loans	93	-	93
Net cash used in investing activities	18,192	-13,155	31,347
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-348	-76	-272
Repayments of long-term bank loans	-11	-42	31
Net (increase) decrease in treasury stock	285	-32,901	33,186
Dividends paid	-5,563	-2,816	-2,747
Proceeds from minority interests	-	19	-19
Net cash used in financing activities	-5,639	-35,817	30,178
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,781	-11,442	23,223
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,453	-1,733	4,186
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	-	377	-377
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	80,425	75,694	4,731
CASH AND CASH EQUIVALENTS, END OF PERIOD	94,660	62,895	31,765

5. Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 56 companies
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION)
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of previous first half (Sep. 30, 2003) : 1company decreased in total.

2 companies increased due to the establishment: HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
HOYA ELECTRONICS KOREA CO., LTD. (Korea)

3 companies increased due to the acquisition: HOYA GLASS DISK PHILIPPINES, INC. (Philippines)
HOYA GLASS DISK MALAYSIA SDN.BHD. (Malaysia)
RADIANT IMAGES, INC. (USA)

1 company decreased due to the merger with the parent company : HOYA OPTICS CORPORATION (Japan)

4 companies decreased due to the closing: HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore)
CONTINUUM ELECTRO-OPTICS GMBH (Germany)
HOYA OPTICAL TAIWAN CO., LTD. (Taiwan)
KOREA OPTICAL GLASS CO., LTD. (Korea)

1 company decreased due to the disposal: NEW CHROMEX, INC. (USA)

b) In comparison to the end of previous fiscal year (March 31, 2004) : 1company increased in total.

1company increased due to the establishment: HOYA ELECTRONICS KOREA CO., LTD. (Korea)

1company increased due to the acquisition: RADIANT IMAGES, INC. (USA)

1company decreased due to the closing: KOREA OPTICAL GLASS CO., LTD. (Korea)

B. Application of the equity method

a) In comparison to the end of previous first half (Sep. 30, 2003) :
   No change

b) In comparison to the end the previous fiscal year (March 31, 2004) :
   No change

	as of Sep. 30, 2004	as of Sep. 30,2003	variance	as of Mar. 31,2004
Consolidated subsidiaries	56 (do 6, os50)	57 (do 7, os50)	-1 (do-1, os -)	55 (do 6, os49)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	61	62	-1	60
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of		
	Sep.30,2004	Sep.30,2003	Mar.31,2004
Cash and deposits	94,660	62,895	80,425
Marketable securities	-	-	-
Total	94,660	62,895	80,425

2. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Increase of Proxy Rights:

Six months ended Sep. 30, 2004

None

Six months ended Sep. 30, 2003

HOYA-SCHOTT CORPORATION (as of June 30, 2003)

(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Year ended Mar. 31, 2004

HOYA-SCHOTT CORPORATION (as of June 30, 2003)

(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

3. Details of Important Non-financial Trading

Six months ended Sep. 30, 2004	Millions of Yen
Cancellation of treasury stock	30,702

Six months ended Sep. 30, 2003

None

Year ended Mar. 31, 2004

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2004			Mar.31, 2004			Sep.30, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	270	110	159	230	70	102	119	17
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	270	110	159	230	70	102	119	17

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2004	Mar.31, 2004	Sep.30, 2003
Non-marketable stock of subsidiaries	7,636	5,689	4,495
Total	7,636	5,689	4,495
Non-marketable equity securities	275	273	650
Total	275	273	650

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Sep.30, 2004	Mar.31, 2004	Sep.30, 2003
Accrued bonus to employees	1,494	1,409	1,482
Amortization of goodwill	906	1,493	1,245
Inventories - intercompany unrealized profits	1,808	1,604	916
Accrued enterprise taxes	737	1,200	643
Other	1,702	1,358	1,229
Total amount of deferred tax assets - current	6,649	7,066	5,517
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,926	2,069	1,731
Allowance for doubtful receivables	153	181	364
Loss on impairment of long-lived assets	847	824	-
Other	807	859	974
Total amount of deferred tax assets - fixed	3,735	3,934	3,070
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-431	-467	-537
Special depreciation reserve	-278	-289	-337
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-875	-922	-1,040
Net amount of deferred tax assets - fixed	2,859	3,012	2,030

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar.31,2004
Normal effective statutory tax rate of the Company	40.4 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-12.5	-8.9	-12.4
Expenses not permanently deductible for income tax purposes	0.2	0.3	0.7
Per capita portion	0.1	0.2	0.2
Non-taxable dividend income	-4.6	-4.1	-2.1
Intercompany cash dividend and transactions	4.6	3.2	1.6
Equity in earnings of associated companies	-1.8	-0.9	-1.2
Special tax credit on experiment and research expenses	-0.6	-	-1.1
Other - net	0.3	0.5	1.1
Effective income tax rate	26.1	32.0	28.5

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter under review, on May 26, 2004, HOYA obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar.31,2004
Additional expense incurred to dissolve the contributory funded pension plan	-	879	887
Additional retirement benefits paid to employees	725	148	1,089
Expenses for employees' retirement benefits	725	1,027	1,977

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment on Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has applied impairment accounting on fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar.31,2004
Buildings	-	-	1,004
Machinery	10	-	461
Furniture and equipment	24	-	67
Assets on lease	-	-	276
Others	21	-	230
Total	57	-	2,040

(5) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	82,511	5,811	46,665	15,790	1,891	776	153,447	-	153,447
Intersegment	300	95	1	0	26	2,508	2,932	(2,932)	-
Total	82,812	5,907	46,666	15,790	1,917	3,285	156,379	(2,932)	153,447
Operating expenses	49,900	5,145	38,577	11,967	1,890	2,967	110,449	(1,131)	109,318
Operating income	32,911	761	8,088	3,822	27	318	45,929	(1,800)	44,128
Operating income ratio	39.7%	12.9%	17.3%	24.2%	1.4%	9.7%	29.4%	-	28.8%
Assets	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
Depreciation	6,848	59	2,837	323	-	22	10,090	32	10,123
Loss on impairment	-	-	-	-	57	-	57	-	57
Capital Expenditures	13,045	50	3,056	335	57	169	16,713	180	16,894
R&D Expenses	3,503	423	708	453	12	-	5,100	-	5,100
Number of employees (p)	12,589	82	6,143	565	177	262	19,818	54	19,872

for the six months ended September 30, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	63,135	2,248	49,112	14,175	2,380	646	131,699	-	131,699
Intersegment	30	-	6	0	20	3,002	3,060	(3,060)	-
Total	63,166	2,248	49,119	14,175	2,400	3,648	134,759	(3,060)	131,699
Operating expenses	42,505	2,300	41,300	10,976	2,490	3,413	102,987	(2,225)	100,762
Operating income	20,660	-52	7,818	3,198	-90	235	31,771	(835)	30,936
Operating income ratio	32.7%	-2.3%	15.9%	22.6%	-3.8%	6.5%	23.6%	-	23.5%
Assets	123,731	2,418	93,047	15,944	4,835	2,977	242,955	22,779	265,734
Depreciation	6,332	32	2,810	264	168	16	9,625	37	9,663
Capital Expenditures	7,620	30	2,563	460	119	14	10,808	17	10,826
R&D Expenses	3,444	130	694	421	11	-	4,702	-30	4,671
Number of employees (p)	7,721	133	5,812	565	174	359	14,764	48	14,812

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	19,376	3,563	-2,447	1,615	-489	130	21,748	-	21,748
Variance(%)	30.7%	158.5%	-5.0%	11.4%	-20.5%	20.1%	16.5%	-	16.5%
Intersegment	270	95	-5	0	6	-494	-128	128	-
Total	19,646	3,659	-2,453	1,615	-483	-363	21,620	128	21,748
Operating expenses	7,395	2,845	-2,723	991	-600	-446	7,462	1,094	8,556
Operating income	12,251	813	270	624	117	83	14,158	(965)	13,192
Variance(%)	59.3%	-	3.5%	19.5%	-	35.3%	44.6%	-	42.6%
Assets	25,082	5,752	-923	4,938	-2,369	-481	31,998	22,211	54,210
Depreciation	516	27	27	59	-168	6	465	-5	460
Loss on impairment	-	-	-	-	57	-	57	-	57
Capital Expenditures	5,425	20	493	-125	-62	155	5,905	163	6,068
R&D Expenses	59	293	14	32	1	-	398	30	429
Number of employees (p)	4,868	-51	331	0	3	-97	5,054	6	5,060

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries over the six months ended September 30, 2003 are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

In terms of the Photonics business, HOYA CANDEO OPTRONICS CORP. (formerly HOYA-SCHOTT CORP.) which has belonged to Electro-Optics segment until the previous fiscal year moved to Phtonics segment in the 1st quarter this fiscal year. As a result, sales of this segment increased drastically. HOYA CANDEO OPTRONICS CORP. changed to consolidated from equity-method affiliate as of the end of the 1st quarter last year.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the six months ended Sep. 30, 2004 and 2003 are as follows:

2004	1,405 million Yen
2003	1,096 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2004 and 2003 are as follows:

2004	59,745 million Yen
2003	35,650 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	115,783	15,788	15,957	5,918	153,447	-	153,447
Intersegment	9,669	59	127	43,319	53,176	(53,176)	-
Total	125,453	15,847	16,085	49,238	206,624	(53,176)	153,447
Operating expenses	100,068	15,479	13,504	33,817	162,870	(53,551)	109,318
Operating income	25,384	367	2,580	15,420	43,754	374	44,128
Operating income ratio	20.2%	2.3%	16.1%	31.3%	21.2%	-	28.8%
Assets	168,718	20,035	30,728	90,716	310,199	9,745	319,944

for the six months ended September 30, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	89,985	17,602	17,977	6,133	131,699	-	131,699
Intersegment	8,560	45	794	27,663	37,064	(37,064)	-
Total	98,545	17,648	18,772	33,797	168,763	(37,064)	131,699
Operating expenses	79,358	16,731	14,874	27,194	138,159	(37,397)	100,762
Operating income	19,186	917	3,898	6,602	30,604	332	30,936
Operating income ratio	19.5%	5.2%	20.8%	19.5%	18.1%	-	23.5%
Assets	149,644	19,264	49,142	60,495	278,547	-12,813	265,734

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	25,798	-1,814	-2,020	-215	21,748	-	21,748
Variance(%)	28.7%	-10.3%	-11.2%	-3.5%	16.5%	-	16.5%
Intersegment	1,109	14	-667	15,656	16,112	(16,112)	-
Total	26,908	-1,801	-2,687	15,441	37,861	(16,112)	21,748
Operating expenses	20,710	-1,252	-1,370	6,623	24,711	(16,154)	8,556
Operating income	6,198	-550	-1,318	8,818	13,150	42	13,192
Variance(%)	32.3%	-60.0%	-33.8%	133.6%	43.0%	-	42.6%
Assets	19,074	771	-18,414	30,221	31,652	22,558	54,210

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the six months ended Sep. 30, 2004 and 2003 are as follows:

   2004 1,251 million Yen
   2003 920 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2004 and 2003 are as follows:

   2004 55,875 million Yen
   2003 19,993 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	22,902	17,552	29,092	2	69,549
Consolidated Sales (B)					153,447
Overseas Sales ratio A/B	14.9%	11.4%	19.0%	0.0%	45.3%
Regional Sales ratio	32.9%	25.3%	41.8%	0.0%	100.0%

for the six months ended September 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	19,222	19,294	20,288	1	58,806
Consolidated Sales (B)					131,699
Overseas Sales ratio A/B	14.6%	14.7%	15.4%	0.0%	44.7%
Regional Sales ratio	32.7%	32.8%	34.5%	0.0%	100.0%

Ref:

Differences between the first half of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	3,680	-1,742	8,804	1	10,743
Consolidated Sales (B)					21,748
Overseas Sales ratio A/B	19.1%	-9.0%	43.4%	100.0%	18.3%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(6) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(unaudited)**

Millions of yen [%]

Business Category / Company	Six months ended September 30, 2004		2003		Variance Value	(%)	Year ended March 31, 2004	
Electro-Optics								
Domestic	43,684	(52.9)	36,479	(57.8)	7,205	19.8	77,344	(57.3)
Overseas	38,827	(47.1)	26,656	(42.2)	12,171	45.7	57,726	(42.7)
total	82,511	[53.8]	63,135	[47.9]	19,376	30.7	135,071	[49.8]
Photonics								
Domestic	3,844	(66.2)	1,546	(68.8)	2,298	148.6	2,394	(58.2)
Overseas	1,966	(33.8)	701	(31.2)	1,265	180.5	1,721	(41.8)
total	5,811	[3.8]	2,248	[1.7]	3,563	158.5	4,116	[1.5]
Information Technology								
Domestic	47,529	(53.8)	38,026	(58.2)	9,503	25.0	79,739	(57.3)
Overseas	40,794	(46.2)	27,357	(41.8)	13,437	49.1	59,448	(42.7)
total	88,323	[57.6]	65,384	[49.6]	22,939	35.1	139,187	[51.3]
Vision Care								
Domestic	18,487	(39.6)	17,972	(36.6)	515	2.9	35,251	(35.9)
Overseas	28,177	(60.4)	31,140	(63.4)	-2,963	-9.5	62,952	(64.1)
total	46,665	[30.4]	49,112	[37.3]	-2,447	-5.0	98,203	[36.2]
Health Care								
Domestic	15,470	(98.0)	14,104	(99.5)	1,366	9.7	28,142	(99.2)
Overseas	319	(2.0)	71	(0.5)	248	349.3	238	(0.8)
total	15,790	[10.3]	14,175	[10.8]	1,615	11.4	28,380	[10.4]
Eye Care								
Domestic	33,958	(54.4)	32,076	(50.7)	1,882	5.9	63,393	(50.1)
Overseas	28,497	(45.6)	31,211	(49.3)	-2,714	-8.7	63,190	(49.9)
total	62,455	[40.7]	63,288	[48.1]	-833	-1.3	126,584	[46.6]
Crystal								
Domestic	1,633	(86.4)	2,143	(90.0)	-510	-23.8	3,841	(88.9)
Overseas	257	(13.6)	236	(10.0)	21	8.9	480	(11.1)
total	1,891	[1.2]	2,380	[1.8]	-489	-20.5	4,321	[1.6]
Service								
Domestic	776	(100.0)	646	(100.0)	130	20.1	1,350	(100.0)
Overseas	-	(-)	0	(0.0)	-	-	0	(0.0)
total	776	[0.5]	646	[0.5]	130	20.1	1,350	[0.5]
Lifestyle Refinement								
Domestic	2,410	(90.3)	2,789	(92.2)	-379	-13.6	5,192	(91.5)
Overseas	257	(9.7)	236	(7.8)	21	8.9	480	(8.5)
total	2,668	[1.7]	3,026	[2.3]	-358	-11.8	5,672	[2.1]
Total Net Sales								
Domestic	83,898	(54.7)	72,892	(55.3)	11,006	15.1	148,325	(54.6)
Overseas	69,549	(45.3)	58,806	(44.7)	10,743	18.3	123,118	(45.4)
total	153,447	[100.0]	131,699	[100.0]	21,748	16.5	271,443	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

File No.:82-34801

October 20, 2004

HOYA

QUARTERLY REPORT

for the 2nd Quarter : three months ended September 30, 2004

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used here are unaudited exept that of the year ended March 31, 2004.

3.This statements are excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

HOYA

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the three months ended September 30, 2004 and 2003 (Second Quarter)

(Figures less than a million yen are omitted.)

(1)Results of Operations	Millions of Yen Three months ended Sep.30, 2004	Sep.30, 2003	change(%)	Jun.30, 2004
Net sales	78,486	67,786	(15.8)	74,961
Operating income	23,047	16,400	(40.5)	21,081
Ordinary income	24,404	15,638	(56.1)	22,366
Net income	16,671	9,129	(82.6)	16,222
Net income per share(Yen)	149.78	81.12		149.15
Ordinary income / net sales	31.1%	23.1%		29.8%

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Sep.30, 2004	Jun.30, 2004	Sep.30, 2003
Total assets	319,944	293,699	265,734
Shareholders' equity	250,696	230,648	205,213
Shareholders' equity ratio	78.4%	78.5%	77.2%
Shareholders' equity per share (Yen)	2,252.35	2,072.58	1,845.23

(3)Conditions of Cash Flows	Millions of Yen Three months ended Sep.30, 2004	Sep.30, 2003	Jun.30, 2004
Net cash provided by operating activities	25,522	23,171	10,090
Net cash used in investing activities	-9,863	-6,229	-8,328
Net cash provided (used in) financing activities	45	-33,094	-5,685
Cash and cash equivalents, end of period	94,660	62,895	77,158

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Sep. 30, 2004
Net sales	78,486
Operating income	23,047
Ordinary income	24,404
Net income	16,671
Net income per share(Yen)	149.78

During the quarter under review, along with continued robust conditions carried over from the 1st quarter when the business climate of manufacturing industries improved sparked by brisk sales of digital home appliances improvement, positive prospects outlook were also evident in personal consumption as the driving force in home appliance sales as the result of unusually hot weather and the Athens Olympics.

In quarterly averaged exchange rates in the foreign currency market, the US dollar, Thai baht and euro depreciated by 4.5%, 5.7% and 2.9%, respectively, all against the yen on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products driven by favorable sales of digital home appliances. In the Vision Care division, the prolonged slump in the domestic market appeared to have hit the bottom. A slump was felt in eyeglass lenses in reaction to the good conditions of the previous year. In the Health Care division, sales were firm both in contact lenses and intraocular lenses as well as other high-function products. As a result, consolidated sales during the quarter under review increased 15.8% year-on-year to Yen 78,486 million.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
60,321
58,037
57,088
59,819
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
74,961
78,486
122.80
121.25
126.02
133.50
123.77
120.22
122.68
128.44
136.94
132.47
134.87
112.4
118.24
121.83
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the term under review, the Electro-Optics sector saw persisting orders for its high precision products and major plants continued in full production. The Eye Care sector, a boost in revenues was achieved through the effects of the integration of commercial production plants and processing operations. As a result, for the Group overall, operating income, ordinary income and net income for the term increased 40.5%, 56.1% and 82.6% respectively on a year-on-year basis. Together with the net sales, all three represented record results for the term. Net income per share for the term increased Yen68.66 year-on-year to Yen 149.78.

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
11,613 12,124 7,468
11,234 10,573 6,192
10,068 11,368 5,142
10,982 11,709 4,938
12,598 10,848 6,868
13,951 14,179 7,977
13,433 12,435 -2,125
13,000 13,412 7,317
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04
Operating Income
Ordinary Income
Net Income

Note:

In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders for high-precision products over the same term in the previous year. In spite of talk of deterioration in market conditions for large-size LCD masks due to expanded LCD panel supply capacity, panel manufacturers launched new production lines, the development of new models remained vigorous and demand was as strong as before, resulting in increased sales on a year-on-year basis.

In glass disks for hard disk drives (HDDs), an expansion in HDD applications to portable music players and other devises stimulated a favorable expansion in demand. Furthermore, the sales of the Nippon Sheet Glass Co.,Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included beginning in the 1st quarter, resulting in a broad increase in sales on a year-on-year basis.

In optical products, though the momentum of digital cameras in the market slowed, growth still continued, resulting in increased sales on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present term, which brought a significant increase over the same term in the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter last year.

Quarterly Net Sales of Information Technology (Millions of Yen)


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass lens market, the prolonged stagnation seems to have bottomed out, and a moderate recovery is becoming apparent. At HOYA, in spite of persistently intense price competition for products in the lower price range, sales grew in the upper price range through the market introduction of new products and the value-added enhancement of progressive lenses and other products. Overall, sales increased on a year-on-year basis.

In overseas markets, sales in the Asia-Oceania region, where HOYA promoted the value-added enhancement of its products, remained solid. In the United States and Europe, we continued to reinforce efforts to realize the value-added enhancement of progressive, high-refraction and other lenses, though, in Germany, Europe's largest market, however, sales decreased in reaction to increased demand stimulated by the reform to the health insurance system during the previous fiscal year. As a result, there was a decline in aggregate sales in overseas markets on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole decreased on a year-on-year basis.

Health Care

In contact lenses, while price competition in the market intensified among discount retailers, HOYA sought to differentiate itself from its competitors by continuing with the systematic establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of, multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)


4,000
3,000
2,000
1,000
0
Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04
Crystal
Service

2. Financial Position

	Millions of Yen As of Sep. 30, 2004
Total assets	319,944
Shareholders' equity	250,696
Shareholders' equity ratio	78.4%

At the end of the quarter under review, current assets increased Yen 22,163 million and fixed assets also increased Yen 4,066 million against the end of the previous quarter. As a result, total assets increased Yen 26,245 million. Shareholders' equity increased Yen 20,048 million due to increase of Yen 16,662 in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Sep. 30, 2004
Net cash provided by operating activities	25,522
Net cash used in investing activities	-9,863
Net cash provided by (used in) financing activities	45
Cash and cash equivalents, end of period	94,660

Cash flow from operating activities during the quarter under review amounted to Yen 25,522 million, which included Yen 22,282 million in quarterly income before income taxes and minority interests and Yen 5,225 in depreciation and amortization among others. Free cash flow amounted to Yen 15,659 million. The term-end balance of cash and cash equivalents increased Yen 17,501 million from the previous quarter.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2004	Jun.30,2004	Variance	Sep.30,2003
ASSETS				
Current assets	213,797	191,634	22,163	171,642
Cash and deposits	94,660	77,158	17,502	62,895
Notes and accounts receivable - trades	73,042	69,902	3,140	63,420
Inventories	35,307	34,207	1,100	33,360
Deferred tax assets	6,649	5,132	1,517	5,517
Other current assets	5,591	6,651	-1,060	7,952
Allowance for doubtful receivables	-1,453	-1,418	-35	-1,504
Fixed asstes	105,907	101,841	4,066	93,589
Tangible fixed assets	85,515	82,772	2,743	76,866
Buildings and structures	24,172	22,884	1,288	22,766
Machinery and vehicles	36,848	34,530	2,318	33,788
Lands	9,333	9,275	58	9,284
Other tangible fixed assets	15,161	16,081	-920	11,027
Intangible fixed assets	4,888	4,867	21	4,895
Investments and other assets	15,503	14,201	1,302	11,826
Investment securities	8,183	6,963	1,220	5,265
Deferred tax assets	2,859	3,008	-149	2,030
Other assets	4,901	4,716	185	6,071
Allowance for doubtful receivables	-441	-485	44	-1,540
Deferred charges	239	224	15	503
Total Assets	319,944	293,699	26,245	265,734
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	66,381	60,111	6,270	57,501
Notes and accounts payable - trades	27,415	27,292	123	23,974
Short-term bank loans	150	233	-83	2,050
Income tax payable	11,885	5,461	6,424	8,094
Accrued bonus to employees	3,835	1,982	1,853	3,746
Other current liabilities	23,094	25,141	-2,047	19,635
Long-term liabilities	2,039	2,164	-125	1,947
Long-term bank loans	-	10	-10	150
Other long-term liabilities	2,039	2,153	-114	1,796
Total Liabilities	68,420	62,276	6,144	59,449
Minority interest	827	774	53	1,070
Common stock	6,264	6,264	-	6,264
Capital surplus	15,898	15,898	-	15,898
Retained earnings	243,722	227,060	16,662	232,147
Net unrealized gain (loss) on available-for-sale securities	23	-28	51	-3
Foreign currency translation adjustments	-6,714	-9,893	3,179	-9,154
Treasury stock-at cost	-8,498	-8,650	152	-39,938
Total Shareholders' Equity	250,696	230,648	20,048	205,213
Total	319,944	293,699	26,245	265,734

Notes:	Millions of Yen			
Accumulated depreciation	159,519	154,725		155,408
Guarantees of borrowings and lease obligations for customers	1,089	918		669
Number of shares of treasury stock (unit : stocks)	1,044,621	1,063,567		4,911,680

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended Sep.30,2004	Sep.30,2003	Variance Value	Variance (%)	Jun.30,2004
Net sales	78,486	67,786	10,700	15.8	74,961
Cost of sales	39,772	36,302	3,470	9.6	38,067
Gross profit	38,713	31,484	7,229	23.0	36,894
Selling, general and administrative expenses	15,666	15,084	582	3.9	15,812
Operating income	23,047	16,400	6,647	40.5	21,081
Non-operating income	1,723	946	777	82.1	2,002
Interest income	212	150	62		216
Foreign exchange gains	114	-	114		618
Equity in earnings of associated companies	1,118	230	888		881
Others	276	565	-289		286
Non-operating expenses	365	1,708	-1,343	-78.6	718
Interest expense	28	50	-22		33
Sales discount	144	157	-13		113
Foreign exchange losses	-	1,227	-1,227		-
Others	192	274	-82		572
Ordinary income	24,404	15,638	8,766	56.1	22,366
Extra-ordinary income	161	588	-427	-72.6	185
Gain on sales of property, plant and equipment	49	476	-427		35
Gain on sales of investment securities	-	51	-51		-
Others	112	61	51		149
Extra-ordinary losses	2,283	3,054	-771	-25.2	213
Maintenance of environment	1,101	-	1,101		-
Additional retirement benefits paid to employees	684	82	602		41
Loss on disposal of property, plant and equipment	279	924	-645		83
Loss on impairment of long-lived assets	26	-	26		30
Additional expense incurred to dissolve the contributory funded pension plan	-	879	-879		-
Loss on write-down of investment securities	-	228	-228		-
Others	192	940	-748		56
Income before income taxes and other items	22,282	13,173	9,109	69.1	22,338
Income taxes - Current	6,866	5,421	1,445	26.7	4,115
Income taxes - Deferred	-1,302	-1,390	88	-6.3	1,947
Minority interests in net income	47	14	33	235.7	52
Net income	16,671	9,129	7,542	82.6	16,222
Net income per share(Yen)	149.78	81.12	68.66		149.15

Notes:

1. Influences of Exchange Currency ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2004 A	2004 B	influences
Net sales	78,486	78,663	-177
Operating income	23,047	23,443	-396
Ordinary income	24,404	24,842	-438
Net income	16,671	17,133	-462

2. Average rates of major foreign currencies

		Three months ended Sep.30,2004	Sep.30,2003	Variance(%)	Jun.30,2004
US$	Yen	111.02	116.20	4.5%	109.62
Euro	Yen	134.87	131.11	-2.9%	132.47
Thail Baht	Yen	2.67	2.83	5.7%	2.71

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

Items	Millions of Yen Three months ended Sep. 30,2004	Sep. 30,2003	Variance	Jun. 30, 2004
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	0	0	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	227,060	223,018	4,042	247,175
Adjustment of retained earnings	16,671	9,129	7,542	16,222
Net income	16,671	9,129	7,542	16,222
Appropriations	9	-	9	36,337
1. Cash dividends	-	-	-	5,563
2. Bonuses to directors	-	-	-	63
3. Cancellation of treasury stock	-	-	-	30,702
4. Loss on deposit of treasury stock	9	-	9	9
Balance at the end of the period	243,722	232,147	11,575	227,060

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Sep.30,		
	2004	2003	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	22,282	13,172	9,110
Adjustments for:			
Income taxes - paid	-590	-1,796	1,206
Depreciation and amortization	5,225	5,017	208
Loss on impairment of long-lived assets	26	-	26
Provision for (reversal of) accrued bonuses to employees	1,851	1,861	-10
Reversal of accrued retirement benefits	-	-56	56
Provision for (Reversal of) reserve for periodic repairs	-95	30	-125
Equity in loss earnings of associated companies	-1,118	-230	-888
Foreign exchange loss	-100	726	-826
Devaluation losses on investment securities	-	228	-228
Gain on sales of property, plant and equipment and investment securities	-49	-527	478
Loss on disposal of property, plant and equipment and investment securities	279	923	-644
Other	6	73	-67
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-2,652	-1,742	-910
(Increase) decrease in inventries	-624	559	-1,183
(Increase) decrease in other current assets	732	3,584	-2,852
Increase (decrease) in notes and accounts payable	30	1,431	-1,401
Increase (Decrease) in other current liabilities	319	-84	403
Total adjustment			
Net cash provided by operating activities	25,522	23,171	2,351
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-9,336	-6,367	-2,969
Proceeds from sales of property, plant and equipment	6	600	-594
Payment for purchases of investment securities	-10	-116	106
Proceeds from sales of investment securities	-	88	-88
Increase in investments and other assets	-516	-610	94
Decrease in investments and other assets	44	175	-131
Payments for loans	-64	-2,407	2,343
Proceeds from loans	14	-	14
Net cash used in investing activities	-9,863	-6,229	-3,634
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-85	13	-98
Repayments of long-term bank loans	-11	-0	-11
Increase in treasury stock	-5	0	-5
Decrease in treasury stock	149	-32,897	33,046
Dividends paid	-	-210	210
Net cash used in financing activities	45	-33,094	33,139
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,705	-16,152	31,857
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,796	-2,449	4,245
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	77,158	81,498	-4,340
CASH AND CASH EQUIVALENTS, END OF PERIOD	94,660	62,895	31,765

5. Scope of Consolidation and Application of the Equity Method

1. **Number of consolidated subsidiaries : 56 companies**
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION)
2. **Number of unconsolidated subsidiaries : None**
3. **Number of affiliates : 5 companies**
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of previous first half (Sep. 30, 2003) : 1company decreased in total.

2 companies increased due to the establishment: HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
HOYA ELECTRONICS KOREA CO., LTD. (Korea)

3 companies increased due to the acquisition: HOYA GLASS DISK PHILIPPINES, INC. (Philippines)
HOYA GLASS DISK MALAYSIA SDN.BHD. (Malaysia)
RADIANT IMAGES, INC. (USA)

1 company decreased due to the merger with the parent company : HOYA OPTICS CORPORATION (Japan)

4 companies decreased due to the closing: HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore)
CONTINUUM ELECTRO-OPTICS GMBH (Germany)
HOYA OPTICAL TAIWAN CO., LTD. (Taiwan)
KOREA OPTICAL GLASS CO., LTD. (Korea)

1 company decreased due to the disposal: NEW CHROMEX, INC. (USA)

b) In comparison to the end of previous quarter (June 30, 2004) : 1company increased in total.

1company increased due to the establishment: HOYA ELECTRONICS KOREA CO., LTD. (Korea)

B. Application of the equity method

a) In comparison to the end of previous first half (Sep. 30, 2003) :
No change

b) In comparison to the end of previous quarter (June 30, 2004) :
No change

	as of Sep. 30, 2004	as of Jun. 30, 2004	variance	as of Sep. 30,2003
Consolidated subsidiaries	56 (do 6, os50)	55 (do 6, os49)	+1 (do-, os +1)	57 (do 7, os50)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	61	60	+1	62
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period :

	Millions of Yen		
	As of		
	Sep.30,2004	Sep.30,2003	Jun.30,2004
Cash and deposits	94,660	62,895	77,158
Marketable securities	-	-	-
Total	94,660	62,895	77,158

2. Details of Important Non-financial Trading

	Millions of Yen
Three months ended Sep. 30, 2004	
None	
Three months ended Sep. 30, 2003	
None	
Three months ended Jun. 30, 2004	
Cancellation of treasury stock	30,702

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2004			Jun.30, 2004			Sep.30, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	270	110	159	237	77	102	119	17
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	270	110	159	237	77	102	119	17

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2004	Jun.30, 2004	Sep.30, 2003
Non-marketable stock of subsidiaries	7,636	6,464	4,495
Total	7,636	6,464	4,495
Non-marketable equity securities	275	262	650
Total	275	262	650

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities	Sep.30, 2004	Jun.30, 2004	Sep.30, 2003
Deferred tax assets			
Accrued bonus to employees	1,494	742	1,482
Amortization of goodwill	906	1,217	1,245
Inventories - intercompany unrealized profits	1,808	1,744	916
Accrued enterprise taxes	737	261	643
Other	1,702	1,166	1,229
Total amount of deferred tax assets - current	6,649	5,132	5,517
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,926	1,955	1,731
Allowance for doubtful receivables	153	169	364
Loss on impairment of long-lived assets	847	836	-
Other	807	938	974
Total amount of deferred tax assets - fixed	3,735	3,900	3,070
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-431	-442	-537
Special depreciation reserve	-278	-283	-337
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-875	-891	-1,040
Net amount of deferred tax assets - fixed	2,859	3,008	2,030

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Sep.30,2004	Sep.30,2003	Jun.30,2004
Statutory tax rate of the Company	40.4 %	41.7 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-11.8	-9.4	-13.2
Expenses not permanently deductible for income tax purposes	0.2	0.3	0.3
Per capita portion	0.1	0.2	0.1
Non-taxable dividend income	-	-	-9.3
Intercompany cash dividend and transactions	-	-	9.3
Equity in earnings of associated companies	-2.0	-0.7	-1.6
Special tax credit on experiment and research expenses	-0.6	-	-0.7
Other - net	-1.3	-1.5	1.8
Effective income tax rate	25.0	30.6	27.1

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter under review, on May 26, 2004, HOYA obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Three months ended		
	Sep.30, 2004	Sep.30, 2003	Jun. 30, 2004
Additional expense incurred to dissolve the contributory funded pension plan	-	879	-
Additional retirement benefits paid to employees	684	82	41
Expenses for employees' retirement benefits	684	961	41

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment on Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has applied impairment accounting on fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Three months ended		
	Sep.30, 2004	Sep.30, 2003	Jun. 30, 2004
Buildings	-	-	-
Machinery	0	-	10
Furniture and equipment	16	-	8
Assets on lease	-	-	-
Others	9	-	12
Total	26	-	30

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	42,424	2,924	23,803	8,084	844	407	78,486	-	78,486
Intersegment	155	42	-1	0	7	1,267	1,470	(1,470)	-
Total	42,580	2,967	23,801	8,083	851	1,674	79,956	(1,470)	78,486
Operating expenses	25,327	2,605	19,663	6,097	931	1,524	56,147	(709)	55,439
Operating income	17,253	362	4,138	1,986	-80	150	23,808	(761)	23,047
Operating income ratio	40.5%	12.2%	17.4%	24.6%	-9.4%	9.0%	29.8%	-	29.4%
Assets	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
Depreciation	3,577	30	1,425	163	-	12	5,209	16	5,225
Loss on impairment	-	-	-	-	26	-	26	-	26
Capital Expenditures	5,349	13	1,452	213	26	46	7,102	1	7,103
R&D Expenses	1,847	207	275	272	5	-	2,609	—	2,609
Number of employees (p)	12,589	82	6,143	565	177	262	19,818	54	19,872

for the three months ended September 30, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	33,198	1,155	24,828	7,277	1,021	307	67,786	-	67,786
Intersegment	12	-	4	0	7	1,566	1,590	(1,590)	-
Total	33,211	1,155	24,833	7,277	1,027	1,872	69,375	(1,590)	67,786
Operating expenses	22,368	1,189	20,604	5,589	1,165	1,746	52,663	(1,278)	51,385
Operating income	10,842	-35	4,228	1,688	-138	127	16,712	(312)	16,400
Operating income ratio	32.6%	-0.1%	17.0%	23.2%	-13.4%	6.8%	24.1%	-	24.2%
Assets	123,731	2,418	93,047	15,944	4,835	2,977	242,955	22,779	265,734
Depreciation	3,394	16	1,362	129	88	8	4,998	19	5,018
Capital Expenditures	2,818	11	1,440	230	50	2	4,550	6	4,557
R&D Expenses	1,842	64	340	222	7	-	2,478	-16	2,461
Number of employees (p)	7,721	133	5,812	565	174	359	14,764	48	14,812

Ref:

Differences between the second quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	9,226	1,769	-1,025	807	-177	100	10,700	-	10,700
Variance(%)	27.8%	153.2%	-4.1%	11.1%	-17.3%	32.6%	15.8%	-	15.8%
Intersegment	143	42	-5	0	0	-299	-120	120	-
Total	9,369	1,812	-1,032	806	-176	-198	10,581	120	10,700
Operating expenses	2,959	1,416	-941	508	-234	-222	3,484	569	4,054
Operating income	6,411	397	-90	298	58	23	7,096	(449)	6,647
Variance(%)	59.1%	-	-2.1%	17.7%	-	18.1%	42.5%	-	40.5%
Assets	25,082	5,752	-923	4,938	-2,369	-481	31,998	22,211	54,210
Depreciation	183	14	63	34	-88	4	211	-3	207
Loss on impairment	-	-	-	-	26	-	26	-	26
Capital Expenditures	2,531	2	12	-17	-24	44	2,552	-5	2,546
R&D Expenses	5	143	-65	50	-2	-	131	16	148
Number of employees (p)	4,868	-51	331	0	3	-97	5,054	6	5,060

*Elimi. or corp. : Eliminations or corporate

Note:

1. The Business Categories and Industries over the three months ended September 30, 2003 are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

In terms of the Photonics business, HOYA CANDEO OPTRONICS CORP. (formerly HOYA-SCHOTT CORP.) which has belonged to Electro-Optics segment until the previous fiscal year moved to Phtonics segment in the 1st quarter this fiscal year. As a result, sales of this segment increased drastically. HOYA CANDEO OPTRONICS CORP. changed to consolidated from equity-method affiliate as of the end of the 1st quarter last year.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2004 and 2003 are as follows:

2004	754 million Yen
2003	459 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2004 and 2003 are as follows:

2004	59,745 million Yen
2003	35,650 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	59,873	7,682	7,967	2,965	78,486	-	78,486
Intersegment	4,548	45	67	22,247	26,908	(26,908)	-
Total	64,422	7,727	8,034	25,212	105,395	(26,908)	78,486
Operating expenses	51,550	7,548	6,897	17,314	83,309	(27,870)	55,439
Operating income	12,871	179	1,137	7,898	22,086	960	23,047
Operating income ratio	20.0%	2.3%	14.2%	31.3%	21.0%	-	29.4%
Assets	168,718	20,035	30,728	90,716	310,199	9,745	319,944

for the three months ended September 30, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	46,861	8,763	8,991	3,170	67,786	-	67,786
Intersegment	4,087	27	230	14,549	18,894	(18,894)	-
Total	50,948	8,791	9,222	17,720	86,680	(18,894)	67,786
Operating expenses	41,182	8,353	7,253	14,304	71,092	(19,707)	51,385
Operating income	9,765	439	1,970	3,415	15,589	811	16,400
Operating income ratio	19.2%	5.0%	21.4%	19.3%	18.0%	-	24.2%
Assets	149,644	19,264	49,142	60,495	278,547	-12,813	265,734

Ref : Differences between the second quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	13,012	-1,081	-1,024	-205	10,700	-	10,700
Variance(%)	27.8%	-12.3%	-11.4%	-6.5%	15.8%	-	15.8%
Intersegment	461	18	-163	7,698	8,014	(8,014)	-
Total	13,474	-1,064	-1,188	7,492	18,715	(8,014)	10,700
Operating expenses	10,368	-805	-356	3,010	12,217	(8,163)	4,054
Operating income	3,106	-260	-833	4,483	6,497	149	6,647
Variance(%)	31.8%	-59.2%	-42.3%	131.3%	41.7%	-	40.5%
Assets	19,074	771	-18,414	30,221	31,652	22,558	54,210

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the three months ended Sep. 30, 2004 and 2003 are as follows:

2004	680 million Yen
2003	358 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2004 and 2003 are as follows:

2004	55,875 million Yen
2003	19,993 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,440	8,736	15,778	2	35,956
Consolidated Sales (B)					78,486
Overseas Sales ratio A/B	14.6%	11.1%	20.1%	0.0%	45.8%
Regional Sales ratio	31.8%	24.3%	43.9%	0.0%	100.0%

for the three months ended September 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,657	9,709	10,680	1	30,047
Consolidated Sales (B)					67,786
Overseas Sales ratio A/B	14.2%	14.3%	15.8%	0.0%	44.3%
Regional Sales ratio	32.1%	32.3%	35.6%	0.0%	100.0%

Ref:

Differences between the second quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	1,783	-973	5,098	1	5,909
Consolidated Sales (B)					10,700
Variance(%)	18.5%	-10.0%	47.7%	100.0%	19.7%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (unaudited)

Millions of yen [%]

Business Category / Company	Three months ended Sep.30, 2004		Three months ended Sep.30, 2003		Variance Value	Variance (%)	Three months ended Jun.30, 2004	
Electro-Optics								
Domestic	21,907	(51.6)	19,215	(57.9)	2,692	14.0	21,776	(54.3)
Overseas	20,517	(48.4)	13,983	(42.1)	6,534	46.7	18,310	(45.7)
total	42,424	[54.1]	33,198	[49.0]	9,226	27.8	40,087	[53.5]
Photonics								
Domestic	1,984	(67.9)	852	(73.8)	1,132	132.9	1,860	(64.4)
Overseas	940	(32.1)	302	(26.2)	638	211.3	1,026	(35.6)
total	2,924	[3.7]	1,155	[1.7]	1,769	153.2	2,887	[3.8]
Information Technology								
Domestic	23,891	(52.7)	20,068	(58.4)	3,823	19.1	23,636	(55.0)
Overseas	21,457	(47.3)	14,285	(41.6)	7,172	50.2	19,337	(45.0)
total	45,348	[57.8]	34,353	[50.7]	10,995	32.0	42,974	[57.3]
Vision Care								
Domestic	9,590	(40.3)	9,247	(37.2)	343	3.7	8,897	(38.9)
Overseas	14,213	(59.7)	15,581	(62.8)	-1,368	-8.8	13,964	(61.1)
total	23,803	[30.3]	24,828	[36.6]	-1,025	-4.1	22,862	[30.5]
Health Care								
Domestic	7,940	(98.2)	7,220	(99.2)	720	10.0	7,530	(97.7)
Overseas	143	(1.8)	58	(0.8)	85	146.6	176	(2.3)
total	8,084	[10.3]	7,277	[10.7]	807	11.1	7,706	[10.3]
Eye Care								
Domestic	17,531	(55.0)	16,467	(51.3)	1,064	6.5	16,427	(53.7)
Overseas	14,356	(45.0)	15,639	(48.7)	-1,283	-8.2	14,140	(46.3)
total	31,887	[40.6]	32,106	[47.4]	-219	-0.7	30,568	[40.8]
Crystal								
Domestic	701	(83.1)	899	(88.1)	-198	-22.0	932	(89.0)
Overseas	142	(16.9)	122	(11.9)	20	16.4	115	(11.0)
total	844	[1.1]	1,021	[1.5]	-177	-17.3	1,047	[1.4]
Service								
Domestic	407	(100.0)	307	(100.0)	100	32.6	369	(100.0)
Overseas	-	(-)	0	(0.0)	-	-	0	(0.0)
total	407	[0.5]	307	[0.5]	100	32.6	369	[0.5]
Lifestyle Refinement								
Domestic	1,108	(88.6)	1,205	(90.8)	-97	-8.0	1,302	(91.9)
Overseas	142	(11.4)	122	(9.2)	20	16.4	115	(8.1)
total	1,251	[1.6]	1,327	[1.9]	-76	-5.7	1,417	[1.9]
Total Net Sales								
Domestic	42,530	(54.2)	37,739	(55.7)	4,791	12.7	41,367	(55.2)
Overseas	35,956	(45.8)	30,047	(44.3)	5,909	19.7	33,593	(44.8)
total	78,486	[100.0]	67,786	[100.0]	10,700	15.8	74,961	[100.0]

Notes: 1.Figures of less than a million yen are omitted.

2.Figures in ( ) are percentages of business category sales.

3.Figures in [ ] are percentages of total net sales.

HOYA

2005(平成17)年3月期 第2四半期・中間期 連結決算参考資料

Fact Book 2005 - Consolidated - 2nd Quarter & Interim : Three months & Six months ended September 30, 2004

目 次 ・ Table of contents

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
2000.3
2001.3
2002.3
2003.3
2004.3


中間推移(Interim Transition)
2002.9
2003.9
2004.9


四半期推移(Quarter Transition)
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q


2Q推移(2Q Transition)
2004-2Q
2005-2Q

売上高・Net Sales　営業利益率・Operating Margin　経常利益率・Ordinary Income Ratio　当期純利益率・Return on Sales =ROS

	2000.3	2001.3	2002.3	2003.3	2004.3
売上高・Net Sales	201,110	236,802	235,265	246,293	271,443
営業利益率・Operating Margin	17.2%	19.1%	18.7%	21.5%	25.1%
経常利益率・Ordinary Income Ratio	17.6%	20.3%	19.5%	20.7%	24.5%
当期純利益率・Return on Sales =ROS	10.3%	9.2%	10.1%	8.1%	14.6%

	2002.9	2003.9	2004.9
売上高・Net Sales	123,013	131,699	153,447
営業利益率・Operating Margin	21.6%	23.5%	28.8%
経常利益率・Ordinary Income Ratio	20.3%	23.1%	30.5%
当期純利益率・Return on Sales =ROS	12.1%	14.4%	21.4%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
売上高・Net Sales	61,242	61,771	61,627	61,653	63,913	67,786	68,688	71,057	74,961	78,486
営業利益率・Operating Margin	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%
経常利益率・Ordinary Income Ratio	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%
当期純利益率・Return on Sales =ROS	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%

	2004-2Q	2005-2Q
売上高・Net Sales	67,786	78,486
営業利益率・Operating Margin	24.2%	29.4%
経常利益率・Ordinary Income Ratio	23.1%	31.1%
当期純利益率・Return on Sales =ROS	13.5%	21.2%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2005-2Q」は、2005年(平成17年)3月期の第2四半期(2004年7月1日から2004年9月30日まで)の3ヶ月間の経営成績あるいは2004年9月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended September.30, 2004 or condition of finance as of September.30, 2004 in 2005-2Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…56社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成16年3月末)との比較…1社増

・新規設立により1社増加　HOYA ELECTRONICS KOREA CO., LTD (韓国)
・買収により1社増加　RADIANT IMAGES, INC. (米国)
・閉鎖により1社減少　KOREA OPTICAL GLASS CO., LTD (韓国)

②会計処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 56 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2004

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : 1 increase in total
   1 company increased due to the establishment: HOYA ELECTRONICS KOREA CO., LTD (Korea)
   1 company increased due to the acquisition : RADIANT IMAGES, INC.(USA)
   1 company decreased due to the closing : KOREA OPTICAL GLASS CO., LTD (Korea)
2. Changes in accounting policy : None

参考	当第2四半期(平成16年9月期) as of Sep 30, 2004	前　期(平成16年3月期) as of March 31, 2004	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	56 (do 6 , os 50)	55 (do 6 , os 49)	+1 (do — , os +1)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	61	60	+1

※. do：国内・domestic 、os：海外・overseas

2. 収益性・Profitability (円･¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	2000.3	2001.3	2002.3	2003.3	2004.3
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	350.96
株主資本当期純利益率・ROE	12.4%	11.8%	11.5%	9.0%	17.8%
総資本経常利益率・Ordinary Income/Total Asset	15.0%	19.0%	16.8%	18.4%	23.6%
総資本当期純利益率・Return on Assets =ROA	8.9%	8.6%	8.7%	7.3%	14.0%

	2002.9	2003.9	2004.9
一株当たり当期純利益・EPS	127.84	166.21	298.95
株主資本当期純利益率・ROE	6.6%	8.8%	14.0%
総資本経常利益率・Ordinary Income/Total Asset	8.8%	11.3%	15.3%
総資本当期純利益率・Return on Assets =ROA	5.2%	7.0%	10.8%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
一株当たり当期純利益・EPS	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78
株主資本当期純利益率・ROE	3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%
総資本経常利益率・Ordinary Income/Total Asset	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%
総資本当期純利益率・Return on Assets =ROA	2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%

	2004-2Q	2005-2Q
一株当たり当期純利益・EPS	81.12	149.78
株主資本当期純利益率・ROE	4.2%	6.9%
総資本経常利益率・Ordinary Income/Total Asset	5.6%	8.0%
総資本当期純利益率・Return on Assets =ROA	3.3%	5.4%

3. 利益状況・Profits (百万円･¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥／US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2000.3	2001.3	2002.3	2003.3	2004.3
営業利益・Operating Profit	34,688	45,127	43,897	52,982	68,166
経常利益・Ordinary Income	35,484	48,184	45,774	50,874	66,554
当期純利益・Net Income	20,715	21,860	23,740	20,037	39,548
平均為替レート・Exchange rate(¥／US$)	110.70	111.19	125.89	121.20	112.76
EURO平均為替レート・Exchange rate(¥/EURO)	-	100.47	110.98	121.48	132.65

	2002.9	2003.9	2004.9
営業利益・Operating Profit	26,549	30,936	44,128
経常利益・Ordinary Income	25,027	30,395	46,771
当期純利益・Net Income	14,845	18,924	32,894
平均為替レート・Exchange rate(¥／US$)	121.99	117.73	110.32
EURO平均為替レート・Exchange rate(¥/EURO)	117.41	134.03	133.67

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
営業利益・Operating Profit	12,598	13,951	13,433	13,000	14,536	16,400	17,679	19,551	21,081	23,047
経常利益・Ordinary Income	10,848	14,179	12,435	13,412	14,757	15,638	17,091	19,068	22,366	24,404
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671
平均為替レート・Exchange rate(¥／US$)	123.77	120.22	121.83	119.00	119.25	116.20	108.46	107.13	109.62	111.02
EURO平均為替レート・Exchange rate(¥/EURO)	116.58	118.24	122.68	128.44	136.94	131.11	130.22	132.33	132.47	134.87

	2004-2Q	2005-2Q
営業利益・Operating Profit	16,400	23,047
経常利益・Ordinary Income	15,638	24,404
当期純利益・Net Income	9,129	16,671
平均為替レート・Exchange rate(¥／US$)	116.20	111.02
EURO平均為替レート・Exchange rate(¥/EURO)	131.11	134.87

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2000.3	2001.3	2002.3	2003.3	2004.3
情報通信分野	Electro-Optics	44.8%	47.4%	43.1%	45.3%	49.8%
(Information Technology)	Photonics	3.6%	2.8%	3.1%	2.2%	1.5%
アイケア分野	Vision Care	35.7%	36.4%	39.6%	38.3%	36.2%
(Eye Care)	Health Care	9.7%	8.5%	9.8%	10.9%	10.4%
生活文化分野	Crystal	5.2%	4.2%	3.7%	2.7%	1.6%
(Lifestyle Refinement)	Service	0.9%	0.7%	0.7%	0.6%	0.5%

	2002.9	2003.9	2004.9
Electro-Optics	44.4%	47.9%	53.8%
Photonics	2.5%	1.7%	3.8%
Vision Care	38.4%	37.3%	30.4%
Health Care	10.8%	10.8%	10.3%
Crystal	3.3%	1.8%	1.2%
Service	0.6%	0.5%	0.5%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
Electro-Optics	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%
Photonics	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%
Vision Care	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%
Health Care	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%
Crystal	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%
Service	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%

	2004-2Q	2005-2Q
Electro-Optics	49.0%	54.1%
Photonics	1.7%	3.7%
Vision Care	36.6%	30.3%
Health Care	10.7%	10.3%
Crystal	1.5%	1.1%
Service	0.5%	0.5%

5. 所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	11.1%	14.5%	15.7%	14.5%	12.2%
欧州・Europe	11.5%	10.5%	12.3%	13.2%	13.8%
アジア・Asia	4.0%	3.7%	4.2%	4.8%	4.6%
日本・Japan	73.4%	71.3%	67.8%	67.5%	69.4%

	2002.9	2003.9	2004.9
北米・North America	15.0%	13.4%	10.3%
欧州・Europe	12.4%	13.6%	10.4%
アジア・Asia	4.9%	4.7%	3.9%
日本・Japan	67.7%	68.3%	75.4%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
北米・North America	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%
欧州・Europe	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%
アジア・Asia	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%
日本・Japan	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%

	2004-2Q	2005-2Q
北米・North America	12.9%	9.8%
欧州・Europe	13.3%	10.1%
アジア・Asia	4.7%	3.8%
日本・Japan	69.1%	76.3%

6. 第2四半期　事業の種類別セグメント情報［成長性と収益性］・2Q Sales Growth and Profitability by Business Segment



Jul.1～Sep.30, 2004 VS Jul.1～Sep.30, 2003
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
エレクトロオプティクス
ヘルスケア
Health
ビジョンケア
Vision Care
Consolidated Basis
Consolidated
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jul.1, 2004 – Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.5%	27.8%
Photonics	12.2%	153.2%
Vision Care	17.4%	-4.1%
Health Care	24.6%	11.1%
Crystal	-9.4%	-17.3%
Service	9.0%	32.6%
CONSOLIDATED	29.4%	15.8%

Jul.1, 2003 – Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.6%	20.4%
Photonics	-3.0%	-22.2%
Vision Care	17.0%	4.8%
Health Care	23.2%	5.6%
Crystal	-13.4%	-42.3%
Service	6.8%	-11.5%
CONSOLIDATED	24.2%	9.7%

7. 第2四半期　所在地別セグメント情報［成長性と収益性］・2Q Sales Growth and Profitability by Geographical Segment



Jul.1～Sep.30, 2004 VS Jul.1～Sep.30, 2003
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
日本・Japan
アジア・Asia
欧州・Europe
北米・North America
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jul.1, 2004 – Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.0%	27.8%
北米・North America	2.3%	12.3%
欧州・Europe	14.2%	-11.4%
アジア・Asia	31.3%	-6.5%
CONSOLIDATED	29.4%	15.8%

Jul.1, 2003 – Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.2%	11.0%
北米・North America	5.0%	-2.5%
欧州・Europe	21.4%	19.4%
アジア・Asia	19.3%	4.1%
CONSOLIDATED	24.2%	9.7%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)



年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
2000.3
2001.3
2002.3
2003.3
2004.3
Electoro-Optics



中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
2002.9
2003.9
2004.9
Photonics



四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
四半期毎の推移 (Quarter Transition)
Service
Photonics
Crystal
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
Vision Care
Health Care
Crystal



2Q推移 (2Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2004-2Q
2005-2Q
Service

		2000.3	2001.3	2002.3	2003.3	2004.3
情報通信分野	Electro-Optics	24.9%	30.8%	27.3%	30.8%	33.4%
(Information Technology)	Photonics	**-0.8%**	**-13.6%**	**-6.5%**	**-10.7%**	**-1.9%**
アイケア分野	Vision Care	16.2%	12.3%	15.5%	16.0%	17.8%
(Eye Care)	Health Care	11.7%	11.1%	14.3%	19.0%	22.1%
生活文化分野	Crystal	7.4%	2.9%	0.0%	**-0.2%**	**-11.3%**
(Lifestyle Refinement)	Service	0.6%	3.2%	5.4%	5.3%	8.5%

		2002.9	2003.9	2004.9
情報通信分野	Electro-Optics	30.5%	32.7%	39.7%
(Information Technology)	Photonics	**-15.3%**	**-2.3%**	12.9%
アイケア分野	Vision Care	17.4%	15.9%	17.3%
(Eye Care)	Health Care	19.0%	22.6%	24.2%
生活文化分野	Crystal	4.9%	**-3.8%**	1.4%
(Lifestyle Refinement)	Service	5.7%	6.5%	9.7%

		2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
情報通信分野	Electro-Optics	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%	33.4%	38.9%	40.5%
(Information Technology)	Photonics	**-15.6%**	**-15.0%**	1.7%	**-12.1%**	**-1.6%**	**-3.0%**	2.2%	**-8.0%**	13.6%	12.2%
アイケア分野	Vision Care	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%	21.3%	17.3%	17.4%
(Eye Care)	Health Care	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%	24.0%	23.8%	24.6%
生活文化分野	Crystal	8.8%	**-0.3%**	**-3.4%**	**-13.8%**	3.5%	**-13.4%**	**-4.8%**	**-39.0%**	10.0%	**-9.4%**
(Lifestyle Refinement)	Service	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%	9.7%	10.4%	9.0%

		2004-2Q	2005-2Q
情報通信分野	Electro-Optics	32.6%	40.5%
(Information Technology)	Photonics	**-3.0%**	12.2%
アイケア分野	Vision Care	17.0%	17.4%
(Eye Care)	Health Care	23.2%	24.6%
生活文化分野	Crystal	**-13.4%**	**-9.4%**
(Lifestyle Refinement)	Service	6.8%	9.0%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
100%
75%
50%
25%
0%
2000.3
2001.3
2002.3
2003.3
2004.3


中間推移(Interim Transition)
2002.9
2003.9
2004.9


四半期毎の推移(Quarter Transition)
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q


2Q推移(2Q Transition)
2004-2Q
2005-2Q

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	11.0%	15.3%	16.9%	14.9%	14.1%
欧州・Europe	13.8%	15.2%	16.2%	15.8%	14.8%
アジアおよびその他・Asia	12.1%	11.6%	10.7%	13.3%	16.5%
日本・Japan	63.1%	57.9%	56.2%	56.0%	54.6%

2002.9	2003.9	2004.9
15.4%	14.6%	14.9%
15.5%	14.7%	11.4%
12.5%	15.4%	19.0%
56.6%	55.3%	54.7%

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%	14.5%	15.3%	14.6%
16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%	14.1%	11.7%	11.1%
12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%	18.0%	17.8%	20.1%
55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%	53.4%	55.2%	54.2%

2004-2Q	2005-2Q
14.2%	14.6%
14.3%	11.1%
15.8%	20.1%
55.7%	54.2%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
400,000
300,000
200,000
100,000
73.2%
73.0%
78.8%
81.7%
75.5%
2000.3
2001.3
2002.3
2003.3
2004.3


中間推移(Interim Transition)
78.3%
77.2%
78.4%
2002.9
2003.9
2004.9


四半期毎の推移(Quarter Transition)
79.0%
78.3%
75.9%
81.7%
80.2%
77.2%
76.3%
75.5%
78.5%
78.4%
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
2003.9
2003.12.
2004.3.
2004.6.
2004.9
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2000.3	2001.3	2002.3	2003.3	2004.3
総資産・Total Assets	239,341	267,610	278,067	274,288	289,887
株主資本・Shareholders' Equity	175,145	195,333	219,180	224,218	218,978
株主資本比率・Shareholders' Equity Ratio	73.2%	73.0%	78.8%	81.7%	75.5%

2002.9	2003.9	2004.9
291,099	265,734	319,944
227,964	205,213	250,696
78.3%	77.2%	78.4%

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
277,988	291,099	293,641	274,288	290,686	265,734	275,251	289,887	293,699	319,944
219,695	227,964	222,735	224,218	233,082	205,213	209,967	218,978	230,648	250,696
79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.5%	78.5%	78.4%

11. 株主状況・Shareholders



年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2000.3	2001.3	2002.3	2003.3	2004.3
株主数(名)・Number of Shareholders	4,928	7,835	6,872	7,459	7,660
外人持株比率・Ratio of Foreign Shareholders	29.9%	32.4%	34.2%	38.1%	50.5%

2002.9	2003.9	2004.9
7,786	7,545	7,169
36.1%	46.8%	54.4%

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
6,828	7,786	7,684	7,459	7,456	7,545	7,454	7,660	7,584	7,169
34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

	2000.3	2001.3	2002.3	2003.3	2004.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	316.61	464.99	377.57	343.31	576.45
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	350.96
1株当たり配当金・Cash dividends Per Share	35.00	50.00	50.00	50.00	100.00
1株当たり純資産・Shareholders' Equity Per Share	1,506.21	1,680.45	1,886.20	1,945.16	1,967.60

2002.9	2003.9	2004.9
211.46	251.09	390.95
127.84	166.21	298.95
25.00	50.00	60.00
1,963.19	1,845.23	2,252.35

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
100.67	110.78	24.93	106.99	125.39	125.71	138.88	187.35	194.18	196.73
59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78
-	-	-	-	-	-	-	-	-	-
1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58	2,252.35

2004-2Q	2005-2Q
125.71	196.73
81.12	149.78
-	-
1,845.23	2,252.35

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)



年度推移 (Annual Transition)
株価収益率・PER

	2000.3	2001.3	2002.3	2003.3	2004.3
株価収益率・PER	55.03	43.73	44.50	41.79	28.92
株価キャッシュフロー倍率・PCFR	30.64	17.55	23.94	20.83	17.61
株価純資産倍率・PBR	6.44	4.86	4.79	3.68	5.16
期末株価・Stock Price(円・¥)	9,700	8,160	9,040	7,150	10,150



中間推移 (Interim Transition)
株価キャッシュフロー倍率・PCFR

	2002.9	2003.9	2004.9
株価収益率・PER	59.06	52.04	38.64
株価キャッシュフロー倍率・PCFR	35.70	34.45	29.54
株価純資産倍率・PBR	3.85	4.69	5.13
期末株価・Stock Price(円・¥)	7,550	8,650	11,550



四半期毎の推移 (Quarter Transition)
株価純資産倍率・PBR

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
株価収益率・PER	147.42	109.90	8291.71	116.03	97.24	106.63	105.04	111.20	76.57	77.11
株価キャッシュフロー倍率・PCFR	86.62	68.15	333.33	66.83	65.95	68.81	70.85	54.18	58.81	58.71
株価純資産倍率・PBR	4.61	3.85	4.33	3.67	4.09	4.69	5.21	5.16	5.51	5.13
期末株価・Stock Price(円・¥)	8,720	7,550	8,310	7,150	8,270	8,650	9,840	10,150	11,420	11,550



2Q推移 (2Q Transition)
期末株価・Stock Price(円・¥)

	2004-2Q	2005-2Q
株価収益率・PER	106.63	77.11
株価キャッシュフロー倍率・PCFR	68.81	58.71
株価純資産倍率・PBR	4.69	5.13
期末株価・Stock Price(円・¥)	8,650	11,550

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume



1999年3月期
(Year ended March 1999)
最高値 H …3月 (Mar.)
¥7,180
2000年3月期
(Year ended March 2000)
最高値 H …3月 (Mar)
¥10,890
2001年3月期
(Year ended March 2001)
最高値 H…5月 (May.)
¥11,900
2002年3月期
(Year ended March 2002)
最高値 H…3月 (Mar.) ¥9,370
最安値 L…9月 (Sep.) ¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月 (May.)
2004年3月期
(Year ended March 2004)
最高値 H …3月 (Mar.)
¥10,650
2005年3月期
(Six months ended September 2004)
最高値 H …4月 (Apr.) ¥12,190
最安値 L…4月 (Apr.) ¥9,920
出来高・Trading Volume (千株・Thousand Shares)
株価・Stock Price(円・¥)
2005年3月期

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
2Q推移 (2Q Transition)
当期純利益・Net Income
減価償却費・Depreciation
設備投資額・Capital Expenditure

※2004. 3期ならびに2004-4Q期の減価償却費には、営業権償却3, 300百万円、固定資産減損処理2, 040百万円が含まれております。 / Amortization of goodwill 3, 300 million Yen and Loss on impairment 2, 040 million Yen are included in Depreciation in 2004. 3 and 2004-4Q.

	2000.3	2001.3	2002.3	2003.3	2004.3
減価償却費・Depreciation	16,050	32,137	20,104	19,792	25,328
当期純利益・Net Income	20,715	21,860	23,740	20,037	39,548
キャッシュフロー・Cash Flow Total	36,765	53,997	43,844	39,829	64,876
設備投資額・Capital Expenditure	17,770	39,672	19,585	15,948	30,659

	2002.9	2003.9	2004.9
減価償却費・Depreciation	9,710	9,663	10,123
当期純利益・Net Income	14,845	18,924	32,894
キャッシュフロー・Cash Flow Total	24,555	28,587	43,017
設備投資額・Capital Expenditure	6,798	10,826	16,894

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
減価償却費・Depreciation	4,823	4,887	5,020	5,061	4,645	5,018	5,027	10,638	4,897	5,225
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671
キャッシュフロー・Cash Flow Total	11,691	12,864	2,895	12,378	14,440	14,147	15,446	20,843	21,119	21,896
設備投資額・Capital Expenditure	2,664	4,134	4,794	4,354	6,269	4,557	7,965	11,868	9,790	7,103

	2004-2Q	2005-2Q
減価償却費・Depreciation	5,018	5,225
当期純利益・Net Income	9,129	16,671
キャッシュフロー・Cash Flow Total	14,147	21,896
設備投資額・Capital Expenditure	4,557	7,103

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
2Q推移 (2Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2000.3	2001.3	2002.3	2003.3	2004.3
研究開発費・R&D Expenses	7.7	7.3	7.3	8.7	9.8
売上高研究開発費比率・R&D Exp./Net Sales	3.7%	3.1%	3.1%	3.5%	3.6%

	2002.9	2003.9	2004.9
研究開発費・R&D Expenses	4.2	4.7	5.1
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.5%	3.3%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q
研究開発費・R&D Expenses	2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6	2.5	2.6
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%

	2004-2Q	2005-2Q
研究開発費・R&D Expenses	2.5	2.6
売上高研究開発費比率・R&D Exp./Net Sales	3.6%	3.3%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2000.3	2001.3	2002.3	2003.3	2004.3
手元資金 ・Cash and Cash Equivalents (consolidated)	51,654	51,697	66,321	75,694	80,425
連結手元流動性(月)・Liquidity(Group) / month	3.1	2.6	3.4	3.5	3.5

	2002.9	2003.9	2004.9
手元資金 ・Cash and Cash Equivalents (consolidated)	88,068	62,895	94,660
連結手元流動性(月)・Liquidity(Group) / month	4.3	3.2	3.4

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
手元資金 ・Cash and Cash Equivalents (consolidated)	71,941	88,068	87,434	75,694	81,498	62,895	66,125	80,425	77,158	94,660
連結手元流動性(月)・Liquidity(Group) / month	3.5	4.3	4.3	4.0	3.7	3.2	2.8	3.1	3.2	3.3

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
短期借入金・Short-term Bank Loans
長期借入金・Long-term Bank Loans
借入金依存度・Debt/Total Assets

	2000.3	2001.3	2002.3	2003.3	2004.3
短期借入金・Short-term Bank Loans	3,408	4,630	3,378	2,284	486
長期借入金・Long-term Bank Loans	275	424	569	7	-
小計・SUB TOTAL	3,683	5,054	3,947	2,291	486
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,683	5,054	3,947	2,291	486
借入金依存度・Debt/Total Assets	1.5%	1.9%	1.4%	0.8%	0.2%

	2002.9	2003.9	2004.9
短期借入金・Short-term Bank Loans	3,264	2,050	150
長期借入金・Long-term Bank Loans	417	150	-
小計・SUB TOTAL	3,681	2,200	150
割引手形・Notes Discounted	-	-	-
合計・TOTAL	3,681	2,200	150
借入金依存度・Debt/Total Assets	1.3%	0.8%	0.0%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
短期借入金・Short-term Bank Loans	3,098	3,264	2,549	2,284	2,201	2,050	1,297	486	233	150
長期借入金・Long-term Bank Loans	569	417	15	7	150	150	0	0	10	-
小計・SUB TOTAL	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	150
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	150
借入金依存度・Debt/Total Assets	1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%	0.2%	0.1%	0.0%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高]
・Inventories [end of period]


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2000.3	2001.3	2002.3	2003.3	2004.3
棚卸資産[期末在高] ・Inventories [end of period]	32,822	36,506	35,595	32,360	32,877
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.3	3.1	3.2	3.1	2.7

2002.9	2003.9	2004.9
35,024	33,360	35,307
3.2	2.8	2.6

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
35,895	35,024	33,811	32,360	34,437	33,360	33,804	32,877	34,207	35,307
3.2	3.2	3.1	3.0	2.9	2.8	2.8	2.7	2.6	2.6

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)
日本・Japan


四半期末の推移(Quarter Transition)
アジア・Asia
欧州・Europe
北米・North America

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	422	1,575	1,516	1,445	1,323
欧州・Europe	2,055	2,000	2,102	2,082	1,821
アジア・Asia	4,579	5,838	6,411	7,346	11,925
日本・Japan	3,595	3,553	3,282	3,150	3,023
総社員数 ・Number of Total Employees	10,651	12,966	13,311	14,023	18,092

2002.9	2003.9	2004.9
1,496	1,365	1,276
2,099	1,851	1,800
6,865	8,555	13,775
3,251	3,142	3,021
13,711	14,913	19,872

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9
1,508	1,496	1,386	1,445	1,434	1,365	1,328	1,323	1,262	1,276
2,125	2,099	2,085	2,082	2,050	1,851	1,801	1,821	1,837	1,800
6,500	6,865	7,046	7,346	7,759	8,555	9,333	11,925	12,783	13,775
3,273	3,251	3,269	3,150	3,077	3,142	3,127	3,023	3,032	3,021
13,406	13,711	13,786	14,023	14,320	14,913	15,589	18,092	18,914	19,872

21. 中間期 事業の種類別セグメント情報［成長性と収益性］・Semiannual Sales Growth and Profitability by Business Segment


Apr.1, 2004～Sep.30, 2004 VS Apr.1, 2003～Sep.30, 2003
円の大きさは営業利益額 ・Size of circles shows the volume
エレクトロオプティクス
Electro-Optics
ヘルスケア・Health Care
ビジョンケア・Vision Care
Consolidated
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2004 - Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.7%	30.7%
Photonics	12.9%	158.5%
Vision Care	17.3%	-5.0%
Health Care	24.2%	11.4%
Crystal	1.4%	-20.5%
Service	9.7%	20.1%
CONSOLIDATED	28.8%	16.5%

Apr.1, 2003 - Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.7%	15.6%
Photonics	-2.3%	-26.5%
Vision Care	15.9%	3.9%
Health Care	22.6%	6.9%
Crystal	-3.8%	-42.0%
Service	6.5%	-5.7%
CONSOLIDATED	23.5%	7.1%

22. 中間期 所在地別セグメント情報［成長性と収益性］・Semiannual Sales Growth and Profitability by Geographical Segment


Apr.1, 2004～Sep.30, 2004 VS Apr.1, 2003～Sep.30, 2003
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
北米・North America
欧州・Europe
アジア・Asia
Consolidated Basis
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%

Apr.1, 2004 - Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.2%	28.7%
北米・North America	2.3%	-10.3%
欧州・Europe	16.1%	-11.2%
アジア・Asia	31.3%	-3.5%
CONSOLIDATED	28.8%	16.5%

Apr.1, 2003 - Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.5%	8.1%
北米・North America	5.2%	-4.7%
欧州・Europe	20.8%	17.4%
アジア・Asia	19.5%	2.3%
CONSOLIDATED	23.5%	7.1%

23. 「参考」グループ連結経営(2004.9.30.現在)
／HOYA's Global Group Management (As of Sep 30, 2004)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援 (Legal & Financial Support)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. ☆ HOYA GLASS DISK MALAYSIA SDN. BHD. ☆ HOYA ELECTRONICS KOREA CO., LTD. ☆☆☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. ☆☆	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※：持分法適用会社 / Affiliates accounted for by the equity method
☆：2004年6月に社名変更。/Renamed in June 2004.
☆☆：2005年3月期第1四半期に買収/Acquired in 2005-1Q.
☆☆☆：2005年3月期第2四半期に設立/ Established in 2005-2Q.